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                          M.I.M. HOLDINGS LIMITED
                             A.C.N. 009 814 019
                                M.I.M. Plaza
                     410 Ann Street, Brisbane, Q. 4000

                          Telephone: (07) 833 8000
                          Facsimile: (07) 839 4009

                            information release




                                          Thursday November 17 1994



                     AGREEMENT ON SALE OF ASARCO SHARES


M.I.M. Holdings Limited announces that agreement has been reached with CS First Boston and S.G. Warburg & Co. Inc. for sale by underwritten public offering of its shareholding in ASARCO Incorporated at a price of US$28 per share, in simultaneous United States and international offerings.

The share price is slightly in excess of the current book value per share.



Further information:

      Collin Myers
      Manager Group Public Affairs
      Ph: 07 833 8285
      A/h: 07 378 8704